UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by the controlling shareholder for the Board of Directors and Fiscal Council

Rio de Janeiro, March 20, 2020 - Petróleo Brasileiro S.A.- Petrobras, pursuant to the CIRCULAR LETTER/CVM/SEP/Nº02/2020, discloses the names of candidates nominated by the controlling shareholder, represented by the Federal Union, to the Board of Directors (BD) and Fiscal Council (FC), whose elections will take place at the General Shareholders’ Meeting on April 22, 2020.

The controlling shareholder is nominating the following candidates:

Candidate's name	Nomination Role
Eduardo Bacellar Leal Ferreira	Chairman of the BD
Roberto da Cunha Castello Branco	Member of the BD
João Cox	Member of the BD
Maria Cláudia Mello Guimarães	Member of the BD
Nivio Ziviani	Member of the BD
Ruy Flaks Schneider	Member of the BD
Walter Mendes de Oliveira Filho	Member of the BD
Agnes Maria de Aragão da Costa	Member of the FC (main)
Jairez Elói de Sousa Paulista	Member of the FC (alternate)
Sérgio Henrique Lopes de Sousa	Member of the FC (main)
Alan Sampaio Santos	Member of the FC (alternate)
José Franco Medeiros de Morais	Member of the FC (main)
Gildenora Batista Dantas Milhomem	Member of the FC (alternate)

Resumes of nominees are attached.

BOARD OF DIRECTORS

Eduardo Bacellar Leal Ferreira, Mr. Eduardo Bacellar Leal Ferreira is Squadron Admiral and had been Commander of the Brazilian Navy until January 2019, having reached therefore the top of his career. In addition to the Naval School, Leal Ferreira pursued his higher education at the Naval Warfare School of Brazil and the Naval Warfare Academy of Chile. He was also an instructor at the Annapolis Naval Academy, USA. Before being Commander of the Brazilian Navy, he held several important positions, among which the Commander-in-Chief of the Squadron and Commander of the Higher Warfare School. Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Roberto da Cunha Castello Branco, Mr. Roberto Castello Branco is our CEO. He holds a degree in economics, with a doctorate from Fundação Getulio Vargas (FGV EPGE) and a postdoctoral degree from the University of Chicago. He has attended executive training programs at the Sloan School of Management (MIT) and International Institute for Management Development (IMD). He is an associate professor at EPGE (FGV), also serving as director of the Center for Studies in Growth and Economic Development of that institution. He has worked as executive officer at Vale S.A., the Central Bank of Brazil, Banco Boavista, Banco Boavista Investimentos and Banco InterAtlântico. He was a member of the Board of Directors of Petrobras between May 2015 and April 2016, GRU Airport and Invepar, as well as a member of the Board of Directors of ABRASCA, Director of the American Chamber of Commerce (RJ) and member of the Board of Directors of IBEF and the FGV Curation Council. He was the CEO of the Brazilian Institute of Investor Relations, CEO of IBMEC and vice-president of the Brazil-Canada Chamber of Commerce. He has published articles in academic journals and mainstream newspapers and has been a speaker at conferences held in Brazil and abroad (USA, United Kingdom, Canada, Hong Kong, Shanghai, Singapore and Sydney). Author of the book “Accelerated growth and the job market: the Brazilian experience.” Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

João Cox Neto, Mr. João Cox is an economist specialized in petrochemical economics from Oxford University, United Kingdom. He has a solid career as an executive and has been the CEO of Telemig Celular and the CEO of Claro, among other outstanding positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Embraer, Linx, Qualicorp, Braskem, where he is the Vice Chairman of the Board, and Vivara, where he is the Chairmain of the Board. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Maria Cláudia Mello Guimarães, Mrs. Maria Cláudia Guimarães holds a solid career in the financial market, where she has worked for 33 years. She was Executive Officer at Bank of America Merrill Lynch, ING Bank and BankBoston, leading the Oil & Gas, Mining, Steel and Energy sectors. Today she is a Partner at KPC Consultoria Financeira focused on wealth management. Recently, she served as a member of the Board of Constellation Oil Services in Luxembourg. She has extensive experience in corporate finance, capital markets, mergers and acquisitions, debt restructuring and project financing. She has had a relationship with Petrobras and its subsidiaries in Brazil and abroad for 26 years, having performed a number of different mandates, including project financing for the development of Campos and Santos Basins, equity and bond issuances, development of treasury products and cash management, and advising on divestment in offshore areas, including the coordination of the course on Mergers, Acquisitions and Capital Markets at Petrobras University. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Nivio Ziviani, Mr. Nivio Ziviani is a Mechanical Engineer from the Federal University of Minas Gerais (1971), holds a Master’s degree in Computing from the Pontifical Catholic University of Rio de Janeiro (1976), and a Ph.D. degree in Computer Science from the University of Waterloo, Canada (1982). He is an expert in information technology and an outstanding academic and entrepreneur. Professor Emeritus at the Department of Computer Science at the Federal University of Minas Gerais since 2005 and member of the Brazilian Academy of Sciences since 2007, Nivio Ziviani has received several awards and honors throughout his career, including the National Order of Scientific Merit, in the Commander (2007) and Grand Cross (2018) classes. Professor Nivio Ziviani is the author of the book “Projeto de Algoritmos” and co-author of more than 180 scientific articles in the areas of algorithms, information recovery, artificial intelligence and related areas. As an entrepreneur, he founded several companies based on knowledge generated within the University, such as Kunumi (2016), Neemu (2010), Akwan (2000) and Miner (1998). Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Ruy Flaks Schneider, Mr. Ruy Flaks Schneider is a mechanical and industrial engineer from PUC/RJ, first in class, Metal Leve Award. A Master of Sciences in Engineering Economy from Stanford University, he has attended the ESG (Higher Warfare School). A Navy Reserve Officer, first in class, he works as an executive officer of large companies. He founded the Industrial Engineering Department at PUC/RJ, becoming its first director, establishing the first industrial engineering master's program in Brazil.  As of 1966, he implemented Xerox do Brasil S.A. and, in 1970, started his career at Banco Brascan de Investimento S.A., where he served as financial analysis manager, marketing manager and Marketing Director, Vice President of investments and Vice President of Capital Markets, then already in the succeeding company, since 1980, Banco de Montreal S.A.-MontrealBank. At the same time, he served as Managing Director and member of the Board of the companies of the system and its pension fund. As a member of the Central Bank's capital market advisory board, in 1987 he participated in advising the Central Bank on the preparation of the foreign debt conversion program. In 1988, he joined the Multiplan group, in which he was Vice President, member of the Board of Directors and managing director of Renasce, the national shopping mall chain, developing shopping malls and their respective financial engineering in Brazil and Portugal. In mid-1991 he started his full dedication to Schneider & Cia. Consultoria, Empreendimentos e Participações, merchant bank, with expertise in consulting, business recovery, value restoration, mergers and acquisitions. He is a speaker in Brazil and abroad. Chairman of the Board of Directors of the Liga da Reserva Naval do Brasil, he has been a member of the Board of Directors and Fiscal Council and has published several articles. He has created the first multi-sponsored pension fund and introduced the Defined Contribution funds in Brazil. Independent member of the board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Walter Mendes de Oliveira Filho, Mr. Walter Mendes de Oliveira Filho holds a degree. in Economics from USP and a post-graduate degree from PUC-SP, with most of his professional career in positions related to investment management, such as: Head of Investment Research at Unibanco; Head of Schroder Investment Management Brazil and Latin America Executive Officer at Schroder Investment Management Plc.; Equities Superintendent at Banco ltaú; Managing Partner of Cultinvest Asset Management and Executive Officer of the Acquisitions and Mergers Committee. In 2016, he was appointed CEO of Petros - Fundação Petrobras de Seguridade Social and in 2018 he took on his current position as chairman of Funcesp - Fundação CESP. He had been a member of the Board of Directors of Petrobras, elected by the minority shareholders, where he headed the Statutory Audit Committee. He has also held the position of member of the Board of Directors at ltausa, lnvepar and Saint Helena. He had been the CEO of AMEC - Capital Market Investors Association, where he currently chairs the Deliberative Board. He had been the Chairman of APIMEC Investment Analysts Supervisory Committee. He is currently member of the Board of the Acquisitions and Mergers Committee and of the Deliberative Board of ABRAPP - Brazilian Association of Entities of Complementary Pension Plans. Independent member of the board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

FISCAL COUNCIL

Agnes Maria de Aragão da Costa, Head of the Special Advisory on Regulatory Affairs, specializing in Energy and Mining Economies. She has been working at the Ministry of Mines and Energy for 15 years recommending and designing public policies. She holds a B.A. in Economic Sciences from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). She holds a public official career as Specialist in Public Policy and Government Management. She is a member of the Board of Directors of Norte Energia. She has been an alternate member of Petrobras' Fiscal Council since 2015. She had been a member of the Board of Directors of CEAL and CEPISA and a member of the Fiscal Council of Eletrobras.

Jairez Elói de Sousa Paulista holds a B.A. in Management (specializing in Public Administration and Business Management), as well as in Data Processing (System Analysis). He holds a specialization in Human Resources Development and a master's degree in Public and Business Management - both from Fundação Getúlio Vargas (FGV) – and is pursuing a doctorate degree in Project Management. He has more than twenty-five years of activities as a University Professor and over thirty years performing technical and managerial activities, coordination, supervision and advisory, planning, budgeting and finance, logistics, organization, systems and methods, public ethics management, ombudsman-general and information systems, among others, acting in senior advisory and management positions at tactical and strategic levels. His experience acting as a member of Fiscal Councils includes Eletrobras and Eletronorte.

Sérgio Henrique Lopes de Sousa, graduated in Naval Sciences from the Naval School, specializing in International Management and holds an MBA in Business Management from COPPEAD/UFRJ Institute. Holds a master’s degree in Production Engineering from Universidade Federal Fluminense (UFF). Holds a master’s of Science degree in “National Resource Strategy” by the National Defense University (NDU) in Washington, DC and Doctorate degree in Naval Sciences by the School of Naval Warfare. Captain of the Sea and War of the Navy Steward Corps, in addition to having served as Director and Deputy Director of administrative units, he has performed, for about 37 years of service for the Navy, multiple activities related to budgetary and financial planning and execution, logistics and internal control. He is Head of Special Internal Control Advisory at the Ministry of Mines and Energy, Member of the Fiscal Council of the Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. – Pré-Sal Petróleo S.A. (PPSA).

Alan Sampaio Santos holds a B.A. in Law, a B.S., in System Analysis by PUC/RJ, graduated as Artillery Officer by the Academia das Agulhas Negras and in Physical Education by the Army Physical Education School. Master in Defense, Security, Integral Defense and Integration, Institute of High Studies and National Defense - IAEDEN, Caracas/Venezuela, Master’s degree in Military Sciences - School of Command and General Staff of the Army and Master in Sports Training from Gama Filho University. Special Advisor to the Minister of Mines and Energy (2018/2019). Officer in the Army Commander’s Office (2004/2005 and 2013/2015). Head of the Public Relations Section of the Army’s Social Communication Center (2011). Social Communication Officer for the Brazilian Battalion in Haiti (2009). Commander of the 11th Field Artillery Group (2007/2008). Military Advisor to the United Nations, in East Timor (2006).

José Franco Medeiros de Morais, economist, with an undergraduate and doctorate degrees from the University of Brasilia. Since 2001 he has been a public official (Federal Auditor of Finance and Control) of the National Treasury Secretariat of the Ministry of Economy, where he currently serves as Deputy Secretary of Public Debt. He was a Consultant in Public Debt Management, Capital Markets and Tax Risks at the World Bank and the IMF between 2008 and 2015. He has been a professor of Economics and Finance in MBA courses at IBMEC-DF, FGV-DF and ESAF-DF. He was a member of the Fiscal Councilsof the following companies: Engepron (2006 to 2008), BB-BI (2012 to 2014), BB Administradora de Cartões (2008 to 2012), BB-DTVM (2014 to 2017), TERRACAP (2016 to 2017), BNDESPar (2017 and 2018) and Petrobras (2019).

Gildenora Batista Dantas Milhomem, accountant with a graduate degree in Public Administration - CIPAD, specialization level - EBAPE/Fundação Getúlio Vargas, completed in 2007, she is Federal Auditor of Finance and Control of the National Treasury Secretariat (vested and acting as of February 8, 1994). She has been serving as Deputy Secretary for Public Accounting of the NATIONAL TREASURY SECRETARIAT since 06/03/2015. She serves as a Member of the Advisory Group on Brazilian Public Accounting Technical Standards (GA NBC TSP), of the Federal Accounting Council, as a representative of the National Treasury Secretariat since 2015; Chairman of the Board of Directors of Fundação Assefaz (2016 to 2020); Member of the Fiscal Council of Petrobras Transporte S.A. - TRANSPETRO (since 2017) as representative of the National Treasury Secretariat. She served as a Member of the Supervisory Board of Empresa Gestora de Ativos - EMGEA, as a representative of the National Treasury Secretariat (2015 to 2017); and Member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo S.A. - PPSA, as representative of the National Treasury Secretariat (2015 to 2018).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer